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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FEB 28 2013

SEC FILE NUMBER
8-39104

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING   01/01/12   AND ENDING   12/31/12

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Directed Services LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Orange Way

(No. and Street)

Windsor	CT	06095
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Richard Gelfand   (610) 425-4281

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP

(Name – if individual, state last, first, middle name)

55 Ivan Allen Jr Blvd	Atlanta	GA	30308
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Richard Gelfand _____, swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
Directed Services LLC
_____ , as

of December 31 _____, 20 12 , are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:

_____

_____

_____

Richard Gelfand
Signature

Financial Operations Principal
Title

Tabitha C. Muñiz
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



STATEMENT OF FINANCIAL CONDITION

Directed Services LLC
December 31, 2012
with Report of Independent Registered Public Accounting
Firm

Ernst & Young LLP

≣⫿ ERNST & YOUNG

Directed Services LLC
Statement of Financial Condition
December 31, 2012

Contents

Report of Independent Registered Public Accounting Firm   1

Statement of Financial Condition   3

Notes to Statement of Financial Condition   4



Ernst & Young LLP
One Commerce Square
Suite 700
2005 Market Street
Philadelphia, PA 19103

Tel: +1 215 448 5000
Fax: +1 215 448 4069
www.ey.com

Report of Independent Registered Public Accounting Firm

Member and Board of Directors
Directed Services LLC

We have audited the accompanying statement of financial condition of Directed Services LLC (the Company) as of December 31, 2012, and the related notes to the statement of financial condition.

Management's Responsibility for the Financial Statement

Management is responsible for the preparation and fair presentation of the statement of financial condition in conformity with U.S. generally accepted accounting principles; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of a statement of financial condition that is free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on the statement of financial condition based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statement. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the statement of financial condition in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the statement of financial condition.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

1


Ⅲ ERNST & YOUNG

Opinion

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Directed Services LLC at December 31, 2012, in conformity with U.S. generally accepted accounting principles.

February 26, 2013

Ernst & Young LLP

2

Directed Services LLC
Statement of Financial Condition
December 31, 2012

Assets

Cash and cash equivalents	$	43,480,141
Distribution fee receivable		25,593,886
Commissions and concessions receivable		192,152
Due from affiliates		1,296
Other assets		138,298
Total assets		69,405,773

Liabilities and member's equity

Liabilities:

Investment advisory fees payable		13,315,115
Commissions and concessions payable		3,183,200
Accounts payable and other accrued liabilities		1,256,874
Due to affiliates		11,369,891
Total liabilities		29,125,080
Member's equity		40,280,693
Total liabilities and member's equity	$	69,405,773

The accompanying notes are an integral part of these financial statements.

Directed Services LLC
Notes to Statement of Financial Condition

1. **Nature of Business and Ownership**

   Directed Services LLC (the "Company" or "Member") operates as a broker-dealer registered under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is also registered as an investment advisor under the Investment Advisors Act of 1940. The Company's operations involve primarily administration of variable insurance products. The Company is a wholly-owned subsidiary of ING Life Insurance and Annuity Company ("ILIAC" or "Parent") and ultimately of ING U.S., Inc. ING U.S., Inc. (name changed from ING America Insurance Holdings, Inc. on June 14, 2012) is an indirect, wholly-owned subsidiary of ING Groep N.V. ("ING"), a global financial services holding company based in the Netherlands.

   The Company's securities transactions relate primarily to variable annuities and mutual fund custodial products issued by affiliated companies. The Company does not carry customer accounts and is not required to make the periodic computation of reserve requirements for the exclusive benefit of customers. Accordingly, the Company is exempt from Securities and Exchange Commission ("SEC") Rule 15c3-3.

2. **Summary of Significant Accounting Policies**

   Basis of Presentation

   The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States.

   Use of Estimates

   The preparation of the financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Management believes that the estimates utilized in preparing its financial statements are reasonable and prudent. Actual results could differ from those estimates.

   Cash and Cash Equivalents

   The Company considers deposits that can be redeemed on demand and highly liquid investments that have original maturities of three months or less, when purchased, to be cash and cash equivalents. Cash equivalents are not held for sale in the ordinary course of business.

4

Commissions, Concessions and Distribution Fee Receivables

Commissions, concessions and distribution fee receivables are shown at their net realizable value. Uncollectible receivables are charged to operations during the period they are determined to be uncollectible.

Liabilities Subordinated to the Claims of General Creditors

At December 31, 2012 and during the year then ended, the Company had no liabilities subordinated to the claims of general creditors.

Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in US GAAP and International Financial Reporting Standards (IFRSs)

In May 2011, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") ASU 2011-04, *"Fair Value Measurements and Disclosures* (Accounting Standards Codification ("ASC") Topic 820): *Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in US GAAP and IFRSs"* ("ASU 2011-04"), which includes the following amendments:

- The concepts of highest and best use and valuation premise are relevant only when measuring the fair value of nonfinancial assets;

- The requirements for measuring the fair value of equity instruments are consistent with those for measuring liabilities;

- An entity is permitted to measure the fair value of financial instruments managed within a portfolio at the price that would be received to sell or transfer a net position for a particular risk; and

- The application of premiums and discounts in a fair value measurement is related to the unit of account for the asset or liability.

ASU 2011-04 also requires additional disclosures, including use of a nonfinancial asset in a way that differs from its highest and best use, categorization by level for items in which fair value is required to be disclosed, and further information regarding Level 3 fair value measurements.

The provisions of ASU 2011-04 were adopted, prospectively, by the Company on January 1, 2012 and are included in the Fair Value of Financial Instruments note to these Financial Statements. As the pronouncement only pertains to additional disclosure, the adoption had no effect on the Company's financial condition.

Subsequent Events

The Company has evaluated subsequent events for recognition and disclosure through the date the financial statements were issued.

3. **Income Taxes**

The Company is a single member limited liability company. For income tax purposes, the Company is not treated as a separate taxable entity. The Company's income, gains, losses, deductions and credits are includable in the federal income tax return of the Parent, whether or not an actual cash distribution is made to the Parent during its taxable year. As such, no federal income taxes are reflected for the year ended December 31, 2012. Certain items will be deducted in different periods for tax purposes from those used for financial reporting purposes. These temporary differences are reflected at the Parent due to the Company's status as a disregarded entity for tax purposes.

The Company has reviewed and evaluated the relevant technical merits of each of its tax positions in accordance with ASC Topic 740, *Income Taxes*, and determined that there are no uncertain tax positions that would have a material impact on the financial statements of the Company.

The Internal Revenue Service ("IRS") is currently examining ING U.S., Inc.'s tax returns for the years 2011 through 2013 as a part of the IRS Compliance Assurance Process ("CAP") program. Tax year 2010 was settled with the IRS in the first quarter of 2012. Management is not aware of any adjustments as a result of the settlement of the prior year audits or the continuing examinations that would have a material impact on the financial statements of the Company.

4. **Related Party Transactions**

The Company is the investment advisor, transfer agent, and administrator of ING Investors Trust ("Trust"), an affiliate of the Company. The Company and the Trust have a unified fee agreement whereby the Company has overall responsibility to provide all of the services necessary for the ordinary operations of certain funds of the Trust. The Trust pays the Company a monthly fee based on a percentage of average daily net assets, to cover the Company's management fee and ordinary expenses including, without limitation, the following: portfolio management fees, custody fees, audit fees, ordinary legal fees, registration fees, and other operating expenses. At December 31, 2012, total net fee receivables of $25,593,886 are reported in distribution fee receivable on the statement of financial condition.

In addition to being the investment advisor of the Trust, the Company is the investment advisor of ING Partners, Inc. (the "Fund"), an affiliate of the Company. The Company and the Fund have an investment advisory agreement, whereby the Company has overall responsibility to provide portfolio management services for the Fund. The Fund pays the Company a monthly fee which is based on a percentage of average daily net assets.

The Company is party to an intercompany agreement whereby the Company distributes a monthly fee to its insurance company affiliates based on arms-length pricing. This fee is

calculated by applying the annual rates against the average net assets invested in the funds of the separate accounts.

ING Investment LLC and ING Investment Management LLC, also affiliates of the Company, provide certain administrative and advisory services to the Company for a fee. The fee for these services is calculated as a percentage of average assets.

The Company is allocated a portion of general administrative expenses from its affiliates based on volume, number of personnel, and activity.

The Company acts as the principal underwriter (as defined in the Securities Act of 1933 and the Investment Company Act of 1940, as amended) of the products issued by certain affiliates of the Company.

Amounts reported in the statement of financial condition related to transactions and agreements with affiliates may not be the same as those incurred if the Company was not a wholly-owned subsidiary of its Parent.

5.   **Employee Benefit Plans**

The employees of affiliated companies providing services to the Company are covered by a variety of employee benefit plans (401(k), pension and deferred compensation) that are administrated by affiliates. The different plans have various eligibility standards, vesting requirements, and guidelines for matching. The Company had no separate employee benefit plans in 2012 and relied on its affiliated companies to cover all eligible employees. All benefits that were paid by these affiliates were charged back to the Company for reimbursement.

6.   **Contingencies**

The Company is party to claims, lawsuits, and/or arbitrations arising in the course of its normal business activities. While it is not possible to forecast the outcome of such lawsuits/arbitrations, in light of existing insurance and established reserves, it is the opinion of management that the disposition of such lawsuits/arbitrations will not have a materially adverse effect on the Company's operations or financial position.

The Company and its affiliates periodically receive informal and formal requests for information from various state and federal governmental agencies and self-regulatory organizations in connection with inquiries and investigations of the products and practices of the Company, its affiliates or the financial services industry. Such investigations and inquiries could result in regulatory action against the Company. The potential outcome of any such action is difficult to predict but could subject the Company or its affiliates to adverse consequences, including, but not limited to, settlement payments, penalties, fines and other financial liability.

Directed Services LLC
Notes to Statement of Financial Condition

In one such regulatory matter, the Company has reached an agreement with FINRA resulting in an immaterial amount regarding certain email retention and supervision issues that the Company had self-reported. The Company, along with certain affiliates, and FINRA have executed a Letter of Acceptance, Waiver and Consent ("AWC"). It is not currently anticipated that the outcome of any such action will have a material adverse effect on the Company.

7. Fair Value of Financial Instruments

ASC Topic 820, *Fair Value Measurements and Disclosures* ("ASC Topic 820"), defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by ASC Topic 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.

- Level 2 inputs are inputs (other than quoted prices included in level 1) that are observable for the asset or liability, either directly or indirectly.

- Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.)

The Company's financial instruments, which are included in the accompanying statement of financial condition, are either carried at quoted market prices or are short-term in nature. As a result, the carrying amounts reported approximate their estimated fair values at December 31, 2012. The securities owned of $30,000,000, included in cash and cash equivalents, represent money market funds in cash equivalents and short-term investments and are valued using quoted prices in active markets and are classified as "Level 1" assets in accordance with ASC Topic 820. The total amount of income relating to the securities owned for the period included in the statement of income is immaterial for 2012.

There have been no transfers between levels for the year ended December 31, 2012.

8. **Net Capital Requirements**

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity may not be withdrawn or cash dividends paid if the resulting ratio of aggregated indebtedness to net capital would exceed 12 to 1.

At December 31, 2012, the Company had net capital of $30,376,856 which was $28,435,183 in excess of its required net capital of $1,941,673. The Company's ratio of aggregate indebtedness to net capital at December 31, 2012 was 0.96 to 1.

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located in the United States.

